Exhibit 12(a)

NEXTERA ENERGY, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS(a)

	Years Ended December 31,
	2014	2013	2012	2011	2010
	(millions of dollars)
Earnings, as defined:
Income from continuing operations	$2,469	$1,677	$1,911	$1,923	$1,957
Income taxes	1,176	777	692	529	532
Fixed charges included in the determination of income from continuing operations, as below	1,331	1,195	1,124	1,094	1,025
Amortization of capitalized interest	39	34	25	21	21
Distributed income of equity method investees	33	33	32	95	74
Less: Equity in earnings of equity method investees	93	25	13	55	58
Total earnings, as defined	$4,955	$3,691	$3,771	$3,607	$3,551

Fixed charges, as defined:
Interest expense	$1,261	$1,121	$1,038	$1,035	$979
Rental interest factor	55	47	52	41	32
Allowance for borrowed funds used during construction	15	27	34	18	14
Fixed charges included in the determination of income from continuing operations	1,331	1,195	1,124	1,094	1,025
Capitalized interest	113	140	155	107	75
Total fixed charges, as defined	$1,444	$1,335	$1,279	$1,201	$1,100

Ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends(a)	3.43	2.76	2.95	3.00	3.23
__________________

(a)
NextEra Energy, Inc. has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred stock dividends.